Exhibit 99.3

Condensed Interim Consolidated Financial Statements

ALGOMA STEEL GROUP INC.

(Unaudited)

As at June 30, 2026 and December 31, 2025

and for the three and six month periods ended

June 30, 2026 and 2025

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Loss

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars, except for per share amounts

Revenue (Note 3)	$267.5	$589.7	$564.4	$1,106.8

Operating expenses
Cost of sales (Note 4)	$372.8	$643.8	$796.3	$1,269.9
Administrative and selling expenses (Note 5)	28.9	31.0	55.8	61.9
Loss from operations	$(134.2)	$(85.1)	$(287.7)	$(225.0)

Other (income) and expenses
Finance income	$(0.5)	$(2.5)	$(1.1)	$(5.3)
Finance costs (Note 6)	21.4	18.5	32.9	36.3
Interest on pension and other post-employment benefit obligations	3.5	3.9	7.1	7.9
Foreign exchange (gain) loss	(18.8)	31.5	(33.1)	32.4
Other income (Note 26)	(47.8)	-	(47.9)	(50.0)
Change in fair value of Initial Public Offering ("IPO") and Large Enterprise Tariff Loan ("LETL") Warrant liabilities (Note 16) (Note 27)	2.1	4.6	7.8	(34.5)
Change in fair value of earnout liability (Note 28)	-	1.3	-	(3.1)
Change in fair value of share-based compensation liability (Note 29)	(0.1)	5.1	-	(10.3)
	$(40.2)	$62.4	$(34.3)	$(26.6)
Loss before income taxes	$(94.0)	$(147.5)	$(253.4)	$(198.4)
Income tax expense (recovery) (Note 20)	2.0	(36.9)	2.0	(63.3)
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)

Net loss per common share
Basic (Note 23)	$(0.88)	$(1.02)	$(2.34)	$(1.24)
Diluted (Note 23)	$(0.88)	$(1.02)	$(2.34)	$(1.28)

See accompanying notes to the condensed interim consolidated financial statements

2

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)
Other comprehensive (loss) income, net of income tax, that will not be reclassified subsequently to profit or loss
Foreign exchange gain (loss) on translation to presentation currency	$3.5	$(73.8)	$9.6	$(75.3)

Remeasurement of pension and other post-employment benefit obligations, net of tax nil, for the three and six months ended June 30, 2026 and for the three and six months ended June 30, 2025 (Notes 17, 18)	$36.4	$(1.7)	$41.7	$2.2
	$39.9	$(75.5)	$51.3	$(73.1)
Total comprehensive loss	$(56.1)	$(186.1)	$(204.1)	$(208.2)

See accompanying notes to the condensed interim consolidated financial statements

3

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	June 30, 2026	December 31, 2025
expressed in millions of Canadian dollars
Assets
Current
Cash (Note 7)	$62.6	$77.5
Restricted cash (Note 7)	-	0.1
Taxes receivable (Note 8)	217.8	206.9
Accounts receivable, net (Note 9)	213.3	192.7
Inventories (Note 10)	449.0	569.3
Prepaid expenses and deposits	30.2	30.4
Other assets	6.3	5.5
Total current assets	$979.2	$1,082.4
Non-current
Property, plant and equipment, net (Note 11)	$1,082.5	$1,029.9
Intangible assets, net	0.2	0.3
Other assets	1.8	3.3
Total non-current assets	$1,084.5	$1,033.5
Total assets	$2,063.7	$2,115.9
Liabilities and Shareholders' Equity
Current
Bank indebtedness (Note 12)	$73.4	$170.2
Accounts payable and accrued liabilities (Note 13)	211.3	203.9
Taxes payable and accrued taxes (Note 14)	45.6	32.7
Current portion of other long-term liabilities	3.8	5.8
Current portion of governmental loans (Note 16)	0.3	14.0
Current portion of environmental liabilities	4.5	4.7
Severance cost liability	36.5	45.8
IPO Warrant liability (Note 27)	0.9	2.5
Earnout liability (Note 28)	3.5	3.7
Share-based payment compensation liability (Note 29)	13.4	14.1
Total current liabilities	$393.2	$497.4
Non-current
Senior secured lien notes (Note 15)	$495.0	$476.6
Long-term governmental loans (Note 16)	348.3	192.3
Accrued pension liability (Note 17)	105.7	153.0
Accrued other post-employment benefit obligation (Note 18)	194.9	193.0
Other long-term liabilities (Note 19)	179.3	70.7
Environmental liabilities	34.2	34.3
LETL Warrant liability (Note 16)	17.5	7.5
Total non-current liabilities	$1,374.9	$1,127.4
Total liabilities	$1,768.1	$1,624.8
Shareholders' equity
Capital stock (Note 22)	$982.3	$975.5
Accumulated other comprehensive income	465.7	414.4
Deficit	(1,153.3)	(897.9)
Contributed surplus (deficit)	0.9	(0.9)
Total shareholders' equity	$295.6	$491.1
Total liabilities and shareholders' equity	$2,063.7	$2,115.9

See accompanying notes to the condensed interim consolidated financial statements

4

Algoma Steel Group Inc.

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited)

expressed in millions of Canadian dollars	Capital stock	Contributed surplus (deficit)	Foreign exchange gain (loss) on translation to presentation currency	Actuarial gain on pension and other post- employment benefit obligation	Accumulated other comprehensive income	(Deficit) retained earnings	Total Shareholders' equity
Balance at December 31, 2025	$975.5	$(0.9)	$138.0	$276.4	$414.4	$(897.9)	$491.1
Net loss	-	-	-	-	-	(255.4)	(255.4)
Other comprehensive income	-	-	9.6	41.7	51.3	-	51.3
Issuance of performance and restricted share units (Note 31)	-	5.6	-	-	-	-	5.6
Issuance of deferred share units (Note 31)	-	1.4	-	-	-	-	1.4
Issuance of capital stock (Notes 28, 29 and 31)	6.8	(5.2)	-	-	-	-	1.6
Balance at June 30, 2026	$982.3	$0.9	$147.6	$318.1	$465.7	$(1,153.3)	$295.6

Balance at December 31, 2024	974.8	(7.9)	197.5	242.1	439.6	102.0	1,508.5
Net loss	-	-	-	-	-	(135.1)	(135.1)
Other comprehensive (loss) income	-	-	(75.3)	2.2	(73.1)	-	(73.1)
Issuance of performance and restricted share units (Note 31)	-	6.4	-	-	-	-	6.4
Issuance of deferred shared units (Note 31)	-	0.7	-	-	-	-	0.7
Issuance of capital stock (Notes 28)	0.7	-	-	-	-	-	0.7
Dividend equivalent on earnout rights	-	-	-	-	-	(0.2)	(0.2)
Dividends paid (Note 32)	-	-	-	-	-	(14.8)	(14.8)
Balance at June 30, 2025	$975.5	$(0.8)	$122.2	$244.3	$366.5	$(48.1)	$1,293.1

See accompanying notes to the condensed interim consolidated financial statements

5

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
expressed in millions of Canadian dollars
Operating activities
Net loss	$(96.0)	$(110.6)	$(255.4)	$(135.1)
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	23.0	38.2	56.4	73.2
Deferred income tax expense (recovery) (Note 20)	-	0.5	-	(1.5)
Pension funding in excess of expense	(3.1)	(3.3)	(6.7)	(5.1)
Post-employment benefit funding in excess of expense	(2.2)	(1.7)	(4.1)	(3.4)
Unrealized foreign exchange (gain) loss on:
accrued pension liability	(2.3)	9.1	(4.7)	9.3
post-employment benefit obligations	(3.7)	10.8	(7.0)	11.0
Finance costs	21.4	18.5	32.9	36.3
Loss on disposal of property, plant and equipment	0.3	-	0.4	-
Interest on pension and other post-employment benefit obligations	3.5	3.9	7.1	7.9
Other income	(47.8)	-	(47.9)	(50.0)
Accretion of governmental loans and environmental liabilities	5.6	5.1	3.4	9.1
Unrealized foreign exchange (gain) loss on government loan
facilities	(7.0)	8.1	(12.0)	8.3
Increase (decrease) in fair value of IPO and LETL Warrant
liabilities (Note 16) (Note 27)	2.1	4.6	7.8	(34.5)
Increase (decrease) in fair value of earnout liability (Note 28)	-	1.3	-	(3.1)
(Decrease) increase in fair value of share-based payment
compensation liability (Note 29)	(0.1)	5.1	-	(10.3)
Other	0.8	7.7	(1.4)	12.3
	$(105.5)	$(2.7)	$(231.2)	$(75.6)
Net change in non-cash operating working capital (Note 24)	26.2	(70.1)	133.2	95.3
Environmental liabilities paid	(0.1)	(0.1)	(0.1)	(0.5)
Insurance proceeds for operating expenses	-	35.0	6.5	35.0
Cash (used in) generated by operating activities	$(79.4)	$(37.9)	$(91.6)	$54.2
Investing activities
Acquisition of property, plant and equipment (Note 11)	$(29.0)	$(97.4)	$(49.4)	$(224.4)
Insurance proceeds for property damage	-	15.0	-	15.0
Cash used in investing activities	$(29.0)	$(82.4)	$(49.4)	$(209.4)
Financing activities
Bank indebtedness advanced (repaid), net (Note 12)	$4.4	$16.1	$(99.4)	$16.0
Restricted cash	-	-	0.1	-
Governmental loans received (Note 16)	127.6	16.3	255.1	16.3
Repayment of governmental loans (Note 16)	-	(6.2)	(0.1)	(12.5)
Interest paid	(26.2)	(23.4)	(29.9)	(24.5)
Dividends paid (Note 32)	-	(14.8)	-	(14.8)
Other	(1.1)	(0.7)	(1.8)	1.5
Cash generated by (used in) financing activities	$104.7	$(12.7)	$124.0	$(18.0)
Effect of exchange rate changes on cash	$1.0	$(11.0)	$2.1	$(11.2)
Cash
Decrease in cash	(2.7)	(144.0)	(14.9)	(184.4)
Opening balance	65.3	226.5	77.5	266.9
Ending balance (Note 7)	$62.6	$82.5	$62.6	$82.5

See accompanying notes to the condensed interim consolidated financial statements

6

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

1.	GENERAL INFORMATION

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s publicly traded securities under the symbol ‘ASTL’ and ASTLW’ are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (Nasdaq). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc. was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is a producer of hot and cold rolled steel products with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

The registered address of the Company is 1055 West Hastings Street, Vancouver, British Columbia, Canada. The head office of the Company is located at 105 West Street, Sault Ste. Marie, Ontario, Canada.

The condensed interim consolidated financial statements of the Company as at June 30, 2026 and December 31, 2025 and for the three and six month periods ended June 30, 2026 and 2025 are comprised of the Company and its wholly-owned subsidiaries as follows:

•	Algoma Steel Holdings Inc.
•	Algoma Steel Intermediate Holdings Inc.
•	Algoma Steel Inc.
•	Algoma Steel Inc. USA
•	Algoma Docks GP Inc.
•	Algoma Docks Limited Partnership

Algoma Steel Holdings Inc., Algoma Steel Intermediate Holdings Inc. and Algoma Docks GP Inc. are holding companies and do not conduct any business operations.

2.	BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”), as issued by the IASB, have been omitted or condensed. The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in Note 5 of the Company's annual consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024. The accounting policies and accounting judgements used in the preparation of these condensed interim consolidated financial statements are consistent with those used in the Company’s annual consolidated financial statements.

7

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

These condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024.

These condensed interim consolidated financial statements have been approved by the Board of Directors, and authorized for issuance on July 28, 2026.

The condensed interim consolidated financial statements have been prepared on a going concern assumption using historical cost basis, except for certain financial instruments that are measured at fair value, as explained in the accounting policies disclosed in Note 4 to the Company’s annual consolidated financial statements for the year ended December 31, 2025 and the nine month period ended December 31, 2024. Historical cost is generally based on the fair value of the consideration given in exchange for assets. The going concern assumption assumes the realization of assets and the discharge of liabilities in the normal course of business.

Functional and presentation currency

The Company and its subsidiaries’ functional currency is the United States dollar (“US dollar”). The US dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate.

For reporting purposes, the condensed interim consolidated financial statements are presented in millions of Canadian dollars (“$C”). The assets and liabilities are translated into the reporting currency using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at average exchange rates for the reporting period. Exchange differences arising are recognized in other comprehensive (loss) income and accumulated in equity under the heading ‘Foreign exchange on translation to presentation currency’.

Equity transactions, as disclosed in Note 22, are translated at the historical exchange rates. The resulting net translation adjustment has been recorded in other comprehensive (loss) income for the year.

Standards and Interpretations issued and not yet adopted

Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1, Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact on the condensed interim consolidated financial statements.

New IFRS Standards, Amendments and Interpretations adopted as of January 1, 2026

The Company adopted the following amendments which did not have a material impact on the condensed interim consolidated financial statements:

Amendments to the Classification and Measurement of Financial Instruments

8

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

2.	BASIS OF PRESENTATION (continued)

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive (loss) income.

3.	REVENUE

The Company is viewed as a single reportable segment involving steel production for purposes of internal performance measurement and resource allocation. The Chief Executive Officer is the Chief Operating Decision Maker.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total revenue is comprised of:
Sheet & Strip	$53.9	$378.7	$160.0	$720.0
Plate	193.1	155.7	353.9	276.8
Slabs	-	-	-	0.8
Freight	20.0	44.7	46.6	95.8
Non-steel revenue	0.5	10.6	3.9	13.4
	$267.5	$589.7	$564.4	$1,106.8
The geographical distribution of total revenue is as follows:
Sales to customers in Canada	$188.3	$249.5	$381.4	$473.0
Sales to customers in the United States	73.1	334.6	169.2	621.8
Sales to customers in the rest of the world	6.1	5.6	13.8	12.0
	$267.5	$589.7	$564.4	$1,106.8

For the three month period ended June 30, 2026, sales totalling $47.8 million and $34.8 million related to two customers represented greater than 10% of total revenue. For the six month period ended June 30, 2026, sales totalling $86.8 million and $67.7 million related to two customers represented greater than 10% of total revenue. For the three and six month periods ended June 30, 2025, sales to any one customer did not represent greater than 10% of total revenue.

9

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

4.	COST OF SALES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total cost of sales is comprised of:
Cost of steel revenue	$333.6	$524.4	$699.7	$1,086.1
Cost of steel tariffs	18.7	64.1	46.1	74.6
Cost of freight revenue	20.0	44.7	46.6	95.8
Cost of non-steel revenue	0.5	10.6	3.9	13.4
	$372.8	$643.8	$796.3	$1,269.9

Inventories recognized as cost of sales:	$352.8	$599.1	$749.7	$1,174.1

Net inventory write-downs as a result of net realizable value lower than cost included in cost of sales:	$5.0	$-	$5.0	$-

Depreciation included in cost of steel revenue for the three and six month periods ended June 30, 2026 was $22.8 million and $56.1 million, respectively. Depreciation included in cost of steel revenue for the three and six month periods ended June 30, 2025 was $38.0 million and $72.8 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended June 30, 2026 was $54.7 million and $125.3 million, respectively. Wages and benefits included in cost of steel revenue for the three and six month periods ended June 30, 2025 was $86.9 million and $173.4 million, respectively.

Federal Greenhouse Gas Pollution Pricing Act

During the three and six month periods ended June 30, 2026, total Carbon Tax recognized in cost of sales was $7.5 million and $13.5 million, respectively. During the three and six month periods ended June 30, 2025, total Carbon Tax recognized in cost of sales was $10.4 million and $13.9 million, respectively.

United States Steel Tariffs

Pursuant to Section 232 of the Trade Expansion Act of 1962, the Unites States imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivative (i.e. “downstream” articles), without exclusions. The tariffs were effective March 4, 2025, paused on March 6, 2025, and then reinstated March 12, 2025. Further, on June 4, 2025, the tariffs were increased to 50% for all steel and aluminum imports to the United States. Tariff costs of $18.7 million and $46.1 million were included in Cost of Sales for the three and six month periods ended June 30, 2026, respectively. Tariff costs of $64.1 million and $74.6 million were included in Cost of Sales for the three and six month periods ended June 30, 2025, respectively.

10

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

5.	ADMINISTRATIVE AND SELLING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Administrative and selling expense is comprised of:
Personnel expenses	$6.6	$10.8	$15.2	$19.7
Share-based compensation expense	4.3	3.6	7.1	7.3
Professional, consulting, legal and other fees	4.1	3.8	7.2	7.2
Insurance	8.3	8.9	17.0	17.7
Software licenses	2.2	1.6	3.9	3.5
Allowance for doubtful accounts	0.4	(0.5)	(0.5)	0.2
Amortization of intangible assets and non-producing assets	0.2	0.2	0.3	0.4
Other administrative and selling	2.8	2.6	5.6	5.9
	$28.9	$31.0	$55.8	$61.9

6.	FINANCE COSTS

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Finance costs are comprised of:
Interest on senior secured lien notes (Note 15)	$10.6	$10.7	$21.1	$21.7
Revolving Credit Facility fees	1.0	0.7	1.6	1.5
Interest on the Revolving Credit Facility (Note 12)	0.7	0.1	2.7	0.1
Interest on Large Enterprise Tariff Loan (LETL) Facilities (Note 16)	2.8	-	4.2	-
Interest on financing arrangement	0.5	0.2	1.0	0.4
Other interest (recovery) expense	(0.3)	1.2	(2.2)	2.4
Revaluation of discount rate for environmental liabilities	(1.1)	1.1	(1.1)	1.1
Governmental loan amendment fair value benefit (Note 16)	-	-	(7.0)	-
Unwinding of issuance costs of debt facilities (Note 12, 15, 16) and accretion of governmental loan benefits and discounts on environmental liabilities	7.2	4.5	12.6	9.1
	$21.4	$18.5	$32.9	$36.3

7.	CASH AND RESTRICTED CASH

At June 30, 2026, the Company had $62.6 million of cash (December 31, 2025 – $77.5 million) and restricted cash of nil (December 31, 2025 – $0.1 million). Restricted cash was held to provide collateral for letters of credit and other obligations of the Company at December 31, 2025.

11

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

8.	TAXES RECEIVABLE

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Sales taxes receivable	$8.6	$5.1
Income taxes receivable	209.2	201.8
	$217.8	$206.9

9.	ACCOUNTS RECEIVABLE, NET

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Trade accounts receivable	$148.6	$172.4
Allowance for doubtful accounts	(8.7)	(9.0)
Governmental loan claims receivable
Federal Ministry of Industry, Strategic Innovation Fund ("Federal SIF") Agreement	20.0	20.0
Northern Industrial Electricity Rate program rebate receivable	3.2	2.6
Other accounts receivable	50.2	6.7
	$213.3	$192.7

Allowance for doubtful accounts
Balance at December 31, 2024	$(8.8)
Adjustment to expected credit loss	(0.2)
Balance at December 31, 2025	$(9.0)
Adjustment to expected credit loss	0.3
Balance at June 30, 2026	$(8.7)

10.	INVENTORIES

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Raw materials and consumables	$353.6	$272.7
Work in progress	58.7	203.2
Finished goods	36.7	93.4
	$449.0	$569.3

12

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Freehold land	$5.0	$4.7
Buildings	367.0	361.5
Machinery and equipment	486.5	475.1
Computer hardware	5.1	4.7
Right-of-use assets	3.6	3.8
Property under construction	215.3	180.1
	$1,082.5	$1,029.9

Impairment of property, plant and equipment

During the year ended December 31, 2025, as a result of current economic conditions there were two indicators of impairment in regards to the Company’s single Cash Generating Unit (“CGU”). The two indicators identified were the Section 232 tariffs imposed by the United States (“U.S.”) pertaining to the steel manufacturing industry and the Company’s carrying value of the net assets exceeded its market capitalization. The Company performed an impairment test and determined that the carrying amount exceeded the Company’s recoverable amount and an impairment loss of $503.4 million was recorded in the consolidated statements of net loss for the year ended December 31, 2025. At June 30, 2026, there were no indicators of impairment in regards to the Company’s CGU.

Useful lives of property, plant and equipment

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Effective September 28, 2025, the Company reduced the useful lives of assets pertaining to blast furnace and basic oxygen steelmaking as a result of the Company’s Board of Directors approving an operational plan to commence the exit from blast furnace and coke production and to accelerate the transition to EAF steelmaking. The useful lives of blast furnace and basic oxygen steelmaking assets have been reduced and are fully depreciated as at December 31, 2025.

Depreciation of property, plant and equipment

Depreciation of property, plant and equipment for the three and six month periods ended June 30, 2026 was $17.6 million and $34.8 million, respectively. Depreciation of property, plant and equipment for the three and six month periods ended June 30, 2025 was $42.7 million and $78.9 million, respectively. Depreciation included in inventories at June 30, 2026, amounted to $9.1 million (June 30, 2025 - $20.1 million).

Acquisitions and disposals

During the three month period ended June 30, 2026, property, plant and equipment were acquired at an aggregate net and total cost of $29.0 million, against which the Company recognized no benefit in respect of the governmental loans and grants. During the three month period ended June 30, 2025, property, plant and equipment were acquired at an aggregate net cost of $86.5 million; comprised of property, plant and equipment acquired with a total cost of $97.3 million, against which the Company recognized benefits totalling $10.8 million in respect of the governmental loans and grants.

13

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

11.	PROPERTY, PLANT AND EQUIPMENT, NET (continued)

During the six month period ended June 30, 2026, property, plant and equipment were acquired at an aggregate net cost of $49.4 million; comprised of property, plant and equipment acquired with a total cost of $76.2 million, against which the Company recognized benefits totalling $26.8 million in respect of the governmental loans and grants. During the six month period ended June 30, 2025, property, plant and equipment were acquired at an aggregate net cost of $213.6 million; comprised of property, plant and equipment acquired with a total cost of $224.4 million, against which the Company recognized benefits totalling $10.8 million in respect of the governmental loans and grants.

Government Funding Agreements

On November 30, 2018, the Company, together with the governments of Canada and Ontario entered into agreements totalling up to $120.0 million of modernization and expansion related capital expenditure support from the governments of Canada and Ontario. Additionally, on March 29, 2019, the Company, together with the government of Canada entered into an agreement totalling up to $30.0 million of modernization and expansion related capital expenditure support from the government of Canada. On September 20, 2021, the Company, together with the government of Canada entered into an agreement to support the transition from blast furnace steel production to EAF which consists of a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund (“SIF”).

The Company entered into an agreement with the Ministry of the Environment, Conservation and Parks on July 14, 2025 under Ontario’s Ministry of Environment, Conservation and Parks Emissions Performance Program for maximum funding of $56.9 million for reimbursement of eligible expenditures incurred in construction of the EAF, with a total of $27.0 million received during the six month period ended June 30, 2026 (June 30, 2025 – nil). The agreement was amended on July 3, 2026, to increase the maximum available funding to $108.2 million. This funding was recorded as a reduction in property under construction for the EAF.

12.	BANK INDEBTEDNESS

The Company increased its traditional asset-based revolving credit facility (“Revolving Credit Facility”) from US $300.0 million to US $375.0 million on September 12, 2025, maturing May, 2028. The Revolving Credit Facility is secured by substantially all of the Company’s assets. Under the General Security Agreement, the Revolving Credit Facility has a priority claim on the accounts receivable and the inventories of the Company and the rest of the Company’s assets. The Revolving Credit Facility contains a customary springing fixed charge coverage ratio when availability falls below a certain ratio. The interest rate on the Revolving Credit Facility is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which varies depending on usage.

At June 30, 2026, the Company had drawn $73.4 million (US $51.6 million), and there was $206.7 million (US $145.5 million) of unused availability after taking into account $68.7 million (US $48.4 million) of outstanding letters of credit, and borrowing base reserves. At December 31, 2025, the Company had drawn $170.2 million (US $124.2 million), and there was $194.5 million (US $141.9 million) of unused availability after taking into account $66.1 million (US $48.2 million) of outstanding letters of credit and borrowing base reserves.

Transaction costs related to the Revolving Credit Facility amounted to $8.7 million. Transaction costs are disclosed as other non-current assets in the condensed interim consolidated statements of financial position, and have been amortized on a straight-line basis over the life of this facility, which has a maturity date of May 31, 2028. At June 30, 2026, the unamortized transaction costs related to the Revolving Credit Facility were $0.6 million (December 31, 2025 - $0.8 million).

14

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

12.	BANK INDEBTEDNESS (continued)

Reconciliation of liabilities arising from financing activities

The changes in the Company’s bank indebtedness for the six month period ended June 30, 2026 arising from financing activities are presented below:

Balance at December 31, 2025	$170.2
Revolving Credit Facility drawn	10.8
Repayment of Revolving Credit Facility	(110.2)
Foreign exchange	2.6
Balance at June 30, 2026	$73.4

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Accounts payable	$82.6	$47.7
Accrued liabilities	95.5	109.5
Wages and accrued vacation payable	33.2	46.7
	$211.3	$203.9

14.	TAXES PAYABLE AND ACCRUED TAXES

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Payroll taxes payable	$3.0	$4.1
Sales taxes payable	2.1	1.6
Carbon tax accrual	40.5	27.0
	$45.6	$32.7

15.	SENIOR SECURED LIEN NOTES

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of US $350.0 million of 9.125% Senior Secured Lien Notes (the “Notes”) due April 15, 2029. The Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, and commenced on October 15, 2024.

Prior to the maturity date, the Company can exercise various rights to redeem the Notes in whole or in part at a specific redemption price. In some cases, the redemption of the Notes is only permitted upon the occurrence of a specific event. Management has determined that these optional redemption features of the Notes represent an embedded derivative. At June 30, 2026 and December 31, 2025, the fair value of the derivative asset is nil.

Underwriter fees and other transaction costs related to the Notes amounted to $10.1 million. Transaction costs are presented as an offset against the Notes in the condensed interim consolidated statements of financial position, and are being amortized using the effective interest rate method over the life of the facility.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

15.	SENIOR SECURED LIEN NOTES (continued)

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Senior Secured Lien Notes, due April 15, 2029	$501.5	$483.8
Less: unamortized transaction costs	(6.5)	(7.2)
	$495.0	$476.6

16.	GOVERNMENTAL LOANS

As at,	June 30, 2026	December 31, 2025
The carrying amount of:
Long-term portion
Federal AMF Loan, denominated in Canadian dollars, due
March 1, 2031	$20.8	$20.2
Provincial MENDM Loan, denominated in Canadian dollars, due
November 14, 2032	42.7	34.0
Federal SIF Agreement loan, denominated in Canadian dollars,
due April 30, 2031	11.1	10.6
Federal SIF EAF Agreement loan, denominated in Canadian dollars,
due January 1, 2030	86.5	83.1
Federal LETL loan, denominated in Canadian dollars,
due November 14, 2032	149.7	35.5
Provincial LETL loan, denominated in Canadian dollars,
due November 14, 2032	37.5	8.9
	$348.3	$192.3
Current portion
Federal AMF Loan, denominated in Canadian dollars	$0.3	$0.3
Provincial MENDM Loan, denominated in Canadian dollars	-	13.7
	$0.3	$14.0
	$348.6	$206.3

Federal Economic Development Agency for Southern Ontario

On July 17, 2025, the Company amended the interest free Federal AMF loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund, and commenced repayments in revised monthly installments until March 1, 2031.

Ministry of Energy, Northern Development and Mines

On August 21, 2025, the Company amended the low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”), with revised monthly blended payments of principal and interest. On November 14, 2025, the Company further amended the Provincial MENDM Loan agreement with revised terms including maturity date of November 14, 2032, from May 31, 2029, whereby principal and accrued interest are due in full, and providing an option for the accrued interest to be paid in kind (the “PIK Interest”) on each interest payment date occurring on or before the second anniversary of the date of the agreement. The PIK Interest shall be deferred until maturity.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	GOVERNMENTAL LOANS (continued)

Canada Enterprise Emergency Funding Corporation and Ministry of Northern Economic Development and Growth

On November 14, 2025, the Company entered into agreements with Canada Enterprise Emergency Funding Corporation under the Large Enterprise Tariff Loan (the “Federal LETL”) program and the Ministry of Northern Economic Development and Growth (the “Provincial LETL”) to secure a $500 million governmental loan comprised of a $400 million loan facility from the government of Canada and a $100 million loan facility from the Province of Ontario (collectively, the “Facilities”). The Facilities will be provided proportionately for which 20% shall be secured, ranking junior to the Company’s existing first lien Revolving Credit Facility and the Notes, with the remaining 80% of the Facilities being unsecured. The Facilities include customary positive and negative covenants, including a restriction on capital distributions.

The Facilities were subject to the issuance of 6.77 million common share purchase Warrants (the “LETL Warrants”) to Canada Enterprise Emergency Funding Corporation (5.42 million LETL Warrants) and His Majesty the King in Right of Ontario (1.35 million LETL Warrants), with each LETL Warrant being exercisable for one common share of the Company at an exercise price of $11.08 for a ten-year term, vesting proportionately as unsecured draws are made. The Facilities have a seven-year term, with interest at CORRA + 200 bps for three years, stepping up by 200 bps each year thereafter. The exercise price of the LETL Warrants is equivalent to the volume-weighted average trading price of the Company’s common shares on the TSX from the completion of its going-public transaction in October 2021 through November 1, 2024, which was prior to the Section 232 tariffs imposed by the U.S. The LETL Warrants represent an embedded derivative for which a derivative liability has been presented on the condensed interim consolidated statements of financial position totalling $17.5 million (December 31, 2025 - $7.5 million). For the three and six month periods ended June 30, 2026, a corresponding loss of $4.5 million and $9.4 million, respectively, has been included in change in fair value of IPO and LETL Warrant liabilities in the condensed interim consolidated statements of net loss (June 30, 2025 - nil). As at June 30, 2026 and December 31, 2025, no LETL warrants have vested.

Transaction costs related to the Facilities amounted to $2.8 million. Transaction costs are presented as other long-term assets in the condensed interim consolidated statements of financial position. Transaction costs are allocated proportionately based on the amount drawn down on the Facilities. At June 30, 2026, the unamortized transaction costs related to the Facilities were $0.9 million (December 31, 2025 - $2.3 million).

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

16.	GOVERNMENTAL LOANS (continued)

The changes in the Company’s governmental loan facilities arising from financing activities are presented below:

	Governmental Loan Issued (Repaid) *	Governmental loan benefit recognized immediately	Accretion of governmental loan benefit	Carrying value
Federal AMF Loan
Balance at December 31, 2025	$26.5	$(29.5)	$23.3	$20.5
Movement in the period	(0.2)	-	0.8	0.6
Balance at June 30, 2026	$26.3	$(29.5)	$24.1	$21.1
Provincial MENDM Loan
Balance at December 31, 2025	$50.1	$(23.3)	$21.0	$47.7
Movement in the period	1.4	(7.0)	0.6	(5.0)
Balance at June 30, 2026	$51.5	$(30.3)	$21.6	$42.7
Federal SIF Loan
Balance at December 31, 2025	$15.0	$(9.2)	$4.8	$10.6
Movement in the period	-	-	0.5	0.5
Balance at June 30, 2026	$15.0	$(9.2)	$5.3	$11.1
Federal SIF EAF Loan
Balance at December 31, 2025	$200.0	$(131.1)	$14.2	$83.1
Movement in the period	-	-	3.4	3.4
Balance at June 30, 2026	$200.0	$(131.1)	$17.6	$86.5
Federal LETL Loan
Balance at December 31, 2025	$66.2	$(31.0)	$0.3	$35.5
Movement in the period	201.5	(91.3)	4.0	114.2
Balance at June 30, 2026	$267.7	$(122.3)	$4.3	$149.7
Provincial LETL Loan
Balance at December 31, 2025	$16.6	$(7.8)	$0.1	$8.9
Movement in the period	50.4	(22.8)	1.0	28.6
Balance at June 30, 2026	$67.0	$(30.6)	$1.1	$37.5
Total, Governmental Loans
Balance at December 31, 2025	$374.4	$(231.9)	$63.7	$206.3
Movement in the period	253.1	(121.1)	10.3	142.3
Balance at June 30, 2026	$627.5	$(353.0)	$74.0	$348.6

* Net of transaction costs and interest paid-in-kind for the Federal LETL Loan and Provincial LETL Loan.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

17.	PENSION BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net loss in respect of the defined benefit plans are presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Amounts recognized in net loss were as follows:
Current service cost	$2.6	$3.9	$5.2	$7.8
Net interest cost	1.4	1.8	2.9	3.6
	$4.0	$5.7	$8.1	$11.4
Defined benefit costs recognized in:
Cost of sales	$2.3	$3.5	$4.6	$7.0
Administrative and selling expense	0.3	0.4	0.6	0.8
Interest on pension liability	1.4	1.8	2.9	3.6
	$4.0	$5.7	$8.1	$11.4

The amounts recognized in the condensed interim consolidated statements of other comprehensive loss in respect of the defined benefit plans are presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Amounts recognized in other comprehensive loss, were as follows:
Actuarial (gain) loss on accrued pension liability	$(40.8)	$5.6	$(43.7)	$1.5

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

18.	OTHER POST-EMPLOYMENT BENEFITS

The components of amounts recognized in the condensed interim consolidated statements of net loss in respect of the other post-employment benefit plans are presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Amounts recognized in net loss were as follows:
Current service cost	$0.4	$0.8	$0.9	$1.6
Net interest cost	2.1	2.2	4.2	4.4
	$2.5	$3.0	$5.1	$6.0
Post employment benefit costs recognized in:
Cost of sales	$0.4	$0.7	$0.9	$1.4
Administrative and selling expense	-	0.1	-	0.2
Interest on pension liability	2.1	2.2	4.2	4.4
	$2.5	$3.0	$5.1	$6.0

The amounts recognized in the condensed interim consolidated statements of other comprehensive loss in respect of these other post-employment benefit plans are presented below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Amounts recognized in other comprehensive loss, were as follows:
Actuarial loss (gain) on accrued post-employment benefit liability	$4.4	$(3.9)	$2.0	$(3.7)

19.	OTHER LONG-TERM LIABILITIES

As at,	June 30, 2026	December 31, 2025
The carrying amount of the following other long term liabilities:
Accrued interest payable, Provincial MENDM Loan	$6.5	$6.2
Financing arrangements	20.0	21.6
LETL governmental loan benefit	150.0	38.6
Long-term disability plan obligation	1.0	1.1
Long-term portion of lease liability	0.8	1.4
Legal settlement	1.0	1.7
	$179.3	$70.7

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

19.	OTHER LONG-TERM LIABILITIES (continued)

LETL Governmental Loan Benefit

As disclosed in Note 16, the Company has entered into agreements with Canada Enterprise Emergency Funding Corporation and the Ministry of Northern Economic Development and Growth under which the Company has received a total of $334.7 million, net of transaction costs. At June 30, 2026, a governmental loan benefit representing below-market interest under this agreement was $150.0 million which will be recognized over the term of the LETL governmental loan (December 31, 2025 – $38.6 million).

20.	INCOME TAX EXPENSE (RECOVERY)

The components of income tax expense (recovery) for the three and six month periods ended June 30, 2026 and 2025 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Income tax expense (recovery) recognized in net loss:
Current tax expense (recovery)	$2.0	$(37.4)	$2.0	$(61.8)
Deferred income tax expense (recovery)	-	0.5	-	(1.5)
	$2.0	$(36.9)	$2.0	$(63.3)

21.	COMMITMENTS AND CONTINGENCIES

Property, plant and equipment

In the normal course of business operations the Company has certain commitments for capital expenditures related to the maintenance and acquisition of property, plant and equipment.

Key inputs to production

Historically, the Company secured key raw materials under annual and multi-year supply agreements to support its integrated steel operations and cross-border business. Beginning in March 2025 and continuing into 2026, U.S. tariffs of up to 50% on Canadian steel and derivative products imposed under Section 232 of the Trade Expansion Act of 1962 fundamentally altered the Company's access to its primary export market and disrupted established North American trade flows and pricing. As a result, the Company's blast furnace and coke-making operations became commercially and operationally unviable. The Company permanently ceased those operations, and its transition to EAF steelmaking, which had originally been planned as a gradual multi-year process through 2027, became its sole remaining steel production pathway. In connection with these events, the Company issued notices asserting that certain raw material supply agreements and other related contracts had been frustrated.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

21.	COMMITMENTS AND CONTINGENCIES (continued)

Legal Matters

The Company has initiated and is responding to legal proceedings relating to certain supply agreements, including proceedings arising from the Company's position that certain agreements have been frustrated as a result of the unprecedented U.S. trade measures described above. The Company contends that these governmental actions fundamentally altered the circumstances underlying those agreements by eliminating access to its principal export market, disrupting established North American trade flows and pricing, and destroying the essential commercial purpose on which the agreements were based. As a result, the Company determined that its blast furnace and coke-making operations had become commercially and operationally unviable, permanently ceased those operations, and accelerated its transition to electric arc furnace steelmaking as its sole remaining steel production pathway. The Company maintains that these events rendered continued performance of the affected agreements radically different from what the parties originally contemplated. Accordingly, the Company has asserted various legal claims, remedies and defenses, including frustration and related doctrines, and intends to vigorously pursue and defend its position. Management continues to monitor these proceedings and will recognize provisions where a present obligation exists and a reliable estimate of loss can be made. While management believes it has valid legal claims and defenses, an adverse outcome in one or more of these matters could have a material adverse effect on the Company's consolidated financial condition, results of operations or cash flows.

22.	CAPITAL STOCK

	Number of shares issued and outstanding	Stated capital value
Balance at December 31, 2025	104,933,802	$975.5
Issuance of capital stock	727,666	6.8
Balance at June 30, 2026	105,661,468	$982.3

During the six month period ended June 30, 2026, the Company issued 727,666 common shares upon exercise of Replacement LTIP units, earnout rights and Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) under the Omnibus Plan. Refer to Notes 28, 29 and 31.

23.	NET LOSS PER COMMON SHARE

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(in millions)
Net loss attributable to ordinary shareholders	$(96.0)	$(110.6)	$(255.4)	$(135.1)
Gain on change in fair value of warrants(i)	-	-	-	(34.5)
Net loss attributable to ordinary shareholders (diluted)	$(96.0)	$(110.6)	$(255.4)	$(169.6)

(in millions)
Weighted average common shares outstanding(ii)	109.3	108.6	109.1	108.6
Dilutive effect of warrants, restricted share units and performance share units (i) (ii)	-	-	-	24.2
Dilutive weighted average common shares outstanding	109.3	108.6	109.1	132.8

Net loss per common share:
Basic	$(0.88)	$(1.02)	$(2.34)	$(1.24)
Diluted	$(0.88)	$(1.02)	$(2.34)	$(1.28)

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

23.	NET LOSS PER COMMON SHARE (continued)

The following table sets forth the computation of basic and diluted net loss per common share:

(i)	As at June 30, 2026, 24,178,999 IPO Warrants remain outstanding (June 30, 2025 – 24,178,999) and 6,768,953 LETL Warrants (June 30, 2025 – nil). For the purposes of determining diluted net loss per common share, net loss for the three and six month periods ended June 30, 2026 was not adjusted as the IPO and LETL Warrants were determined to be anti-dilutive. For the purposes of determining diluted net loss per common share, net loss for the three month period ended June 30, 2025 was not adjusted as the warrants were determined to be anti-dilutive. For the purposes of determining diluted net loss per common share, net loss for the six month period ended June 30, 2025 was adjusted for the change in the fair value of the warrants in the amount of $34.5 million (US $23.9 million) as the warrants were determined to be dilutive

(ii)	On June 18, 2024 the Board of Directors granted 569,536 and 953,783 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025 (“FY2025 Plan”). On March 11, 2025, the Board of Directors granted 565,016 and 1,042,775 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the year ended December 31, 2025 (“CY2025 Plan”). On March 10, 2026, the Board of Directors granted 821,483 and 521,225 RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the year ended December 31 2026 (“CY2026 Plan”). For the purposes of determining diluted net loss per share, the RSU and PSU units are considered contingently issuable potential ordinary shares. The treasury stock method is applied based on the number of units that vest based on achievement of various financial and non-financial targets. For the purposes of calculating diluted net loss per share for the three and six month periods ended June 30, 2026, net loss was not adjusted, as the inclusion of RSUs and PSUs would have been anti-dilutive and, accordingly, such units were excluded from the diluted loss per share calculation. For the purposes of calculating diluted net loss per share for the three month period ended June 30, 2025, net loss was not adjusted, as the inclusion of RSUs and PSUs would have been anti-dilutive and, accordingly, such units were excluded from the diluted loss per share calculation. For the six month period ended June 30, 2025, 439,260 common shares related to RSUs and PSUs were included in the calculation of diluted net loss per share based on the achievement of applicable performance targets.

For the three and six month periods ended June 30, 2026, the total weighted average common shares issued and outstanding is 105,532,736 and 105,268,864, respectively (June 30, 2025 – 104,933,802 and 104,915,846 respectively).

The Company issued earnout rights and Replacement LTIP awards in connection with the Company’s merger transaction from fiscal 2022. For the three and six month periods ended June 30, 2026, 625,078 and 640,182 weighted average earnout rights, respectively, have been included in the calculation of basic and diluted net loss per common share (June 30, 2025 – 651,584 and 669,252, respectively). Replacement LTIP awards are included within the weighted average common shares outstanding, as the Replacement LTIP Awards are fully vested and exercisable for a nominal price. For the three and six month periods ended June 30, 2026, 2,417,039 and 2,465,882 weighted average Replacement LTIP awards have been included in the calculation of basic and diluted net loss per common share, respectively (June 30, 2025 – 2,478,792 and 2,466,637, respectively). Refer to Notes 28 and 29.

The Company also routinely grants DSUs to Directors of the Company under its Omnibus Equity Incentive Plan (“Omnibus Plan”). DSUs as vested to various Directors of the Company in respect of their annual retainers. The DSUs recognized under the Omnibus Plan are included within the weighted average common shares outstanding, as the units are exercisable for no consideration. For the three and six month periods ended June 30, 2026, 698,727 and 670,800 weighted average DSUs have been included in the calculation of basic and diluted net loss per common share, respectively (June 30, 2025 – 522,070 and 501,863, respectively). Refer to Note 31.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

24.	NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Accounts receivable	$(3.6)	$(50.5)	$27.1	$(39.3)
Taxes receivable	(0.6)	(21.9)	(3.1)	(37.0)
Taxes payable	5.5	14.1	11.3	15.3
Inventories	29.9	(74.1)	115.5	110.9
Prepaid expenses and other current assets	0.5	(1.8)	0.7	11.1
Accounts payable and accrued liabilities	2.4	64.1	(7.6)	34.3
Other current liabilities	(7.9)	-	(10.7)	-
	$26.2	$(70.1)	$133.2	$95.3

25.	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The fair value of cash, restricted cash, accounts receivable, accounts payable and accrued liabilities and other current liabilities approximates their carrying value due to the short-term nature of these instruments. The fair value of the Revolving Credit Facility approximates the respective carrying value, disclosed in Note 12, due to variable interest rates.

The fair value of the financing arrangement included in other long-term liabilities approximates the carrying value due to prevailing interest rates and the risk characteristics of the instrument.

The fair value of the various government funding are estimated based on a discounted cash flow model applying current rates offered to the Company for financial instruments subject to similar risk and maturities. The carrying value of government funding generally approximate its fair value.

The fair value of the Notes at June 30, 2026 is $464.2 million (December 31, 2025 - $400.0 million).

The fair values of the IPO Warrant liability, earnout liability and the share-based payment compensation liability are classified as Level 1 and are calculated using the quoted market price of the Company’s common shares at the end of each reporting period.

The fair value of the derivative asset included in other non-current assets is classified as Level 2 and is calculated using a binomial tree/lattice approach based on the Hull-White single factor interest rate term structure model.

The fair value of the LETL Warrant liability is classified as Level 2 and is calculated using a modified Black-Scholes call option pricing model.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

25.	FINANCIAL INSTRUMENTS (continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at June 30, 2026 is the carrying amount of accounts receivable of $213.3 million (December 31, 2025 - $192.7 million). At June 30, 2026, there was one customer account greater than 10% of the carrying amount of accounts receivable. At December 31, 2025, there was one customer account greater than 10% of the carrying amount of accounts receivable. As at June 30, 2026, $9.0 million, or 4.2% (December 31, 2025 - $9.3 million, or 5.4%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at June 30, 2026 was $8.7 million (December 31, 2025 - $9.0 million), as disclosed in Note 9.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining borrowing capacity under its Revolving Credit Facility and governmental loans. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. There have been no changes to the Company’s objectives and processes for capital management as described in Note 6 to the December 31, 2025 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. During the three and six month periods ended June 30, 2026 and 2025, the Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

25.	FINANCIAL INSTRUMENTS (continued)

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

The Company’s Canadian dollar denominated financial instruments as at June 30, 2026 and December 31, 2025, were as follows:

As at,	June 30, 2026	December 31, 2025
Cash	$58.1	$54.9
Restricted cash	-	0.1
Accounts receivable	165.3	120.6
Bank indebtedness	(65.2)	(152.9)
Accounts payable and accrued liabilities	(93.2)	(120.8)
Governmental loans	(348.6)	(206.3)
Other long-term liabilities	(179.3)	(32.1)
Net Canadian dollar denominated financial instruments	$(462.9)	$(336.5)

A $0.01 decrease (or increase) in the US dollar relative to the Canadian dollar for the three and six month periods ended June 30, 2026 would have decreased (or increased) income (loss) from operations by $0.6 million and would have decreased (or increased) income (loss) from operations by $0.1 million for the year ended December 31, 2025.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and six month periods ended June 30, 2026, a one percent increase (or decrease) in interest rates would have decreased (or increased) net income (loss) by $0.2 million and $0.6 million, respectively. For the three and six month periods ended June 30, 2025, a one percent increase (or decrease) would not have decreased (or increased) net income (loss).

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including scrap, electricity, and natural gas. The Company enters into supply agreements for certain of these commodities as disclosed in Note 21. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the revenue on the sale of steel. At June 30, 2026 and 2025, the Company had no commodity-based swap contracts.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

26.	OTHER INCOME

During the three and six month periods ended June 30, 2026, the Company recognized other income of $47.8 million and $47.9 million, respectively, including $45.0 million of insurance proceeds. During the six month period ended June 30, 2025, the Company recognized other income of $50.0 million from insurance proceeds.

27.	IPO WARRANT LIABILITY

As at June 30, 2026, 24,178,999 IPO Warrants remain outstanding with an estimated fair value of US $0.03 per IPO Warrant based on the market price of the IPO Warrants, for which the Company recognized a liability of $0.9 million (US $0.6 million) (December 31, 2025 - $2.5 million; US $1.8 million). For the three and six month periods ended June 30, 2026, a gain of $2.4 million and $1.6 million, respectively, on change in the fair value of the IPO Warrant liability is presented in the condensed interim consolidated statements of net loss. For the three and six month periods ended June 30, 2025, a loss of $4.6 million and a gain of $34.5 million, respectively, on change in fair value of the IPO Warrant liability is presented in the condensed interim consolidated statements of net loss. The IPO Warrants will expire on October 19, 2026.

28.	EARNOUT LIABILITY

As at June 30, 2026, 598,139 earnout rights remain outstanding with an estimated fair value of US $4.05 per unit based on the market price of the Company’s common shares, for which an earnout liability of $3.5 million (US $2.4 million) (December 31, 2025 - $3.7 million; US $2.7 million) was recognized in the condensed interim consolidated statements of financial position. During the six month period ended June 30, 2026, 57,314 earnout rights were settled for common shares. During the year ended December 31, 2025, 75,000 earnout rights were settled for common shares. Change in the fair value of the earnout liability for the three and six month periods ended June 30, 2026 of nil is presented in the condensed interim consolidated statements of net loss. Loss on change in the fair value of the earnout liability for the three month period ended June 30, 2025 of $1.3 million and gain of $3.1 million for the six month period ended June 30, 2025, is presented in the condensed interim consolidated statements of net loss

Continuity of earnout rights are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	655,453	719,547
Dividend equivalents and other adjustments	-	10,906
Vested and settled	(57,314)	(75,000)
Ending balance	598,139	655,453

29.	SHARE-BASED PAYMENT COMPENSATION LIABILITY

Replacement Long Term Incentive Plan (“LTIP”) Awards

As at June 30, 2026, 2,335,924 Replacement LTIP Awards remain outstanding with an estimated fair value of US $4.05 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of $13.4 million (US $9.5 million) (December 31, 2025 - $14.1 million; US $10.3 million) in share-based payment compensation liability in the condensed interim consolidated statements of financial position. During the six month period ended June 30, 2026, 179,342 units were settled for common shares. Gain on change in the fair value of the share-based payment compensation liability for the three and six month periods ended June 30, 2026 of $0.1 million and nil is presented in the condensed interim consolidated statements of net loss. Loss on change in the fair value of the share-based payment compensation liability for the three month period ended June 30, 2025 of $5.1 million and gain of $10.3 million for the six month period ended June 30, 2025, is presented in the condensed interim consolidated statements of net loss.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

29.	SHARE-BASED PAYMENT COMPENSATION LIABILITY (continued)

Continuity of Replacement LTIP units are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	2,515,266	2,474,422
Dividend equivalents and other adjustments	(179,342)	40,844
Ending balance	2,335,924	2,515,266

30.	KEY MANAGEMENT PERSONNEL

The Company’s key management personnel, and persons connected with them, are also considered to be related parties for disclosure purposes. Key management personnel are defined as those individuals having authority and responsibility for planning, directing and controlling the activities of the Company and include the executive leadership team (ELT) and the Board of Directors.

Remuneration of the Company’s Board of Directors and ELT for the respective periods are as follows:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Salaries and benefits	$1.8	$2.3	$3.6	$4.6
Director fees	-	0.4	-	0.8
Share-based compensation (Note 31)	2.0	0.6	2.7	1.1
	$3.8	$3.3	$6.3	$6.5

31.	SHARE-BASED COMPENSATION

Long-term incentive plan

On October 19, 2021, the Company approved an Omnibus Equity Incentive Plan (“Omnibus Plan”) that would allow the Company to grant various awards to its employees. Under the terms of the Omnibus Plan, the maximum number of common shares that may be awarded is 8.8 million common shares. The awards issuable under the Plan consists of RSUs, DSUs, PSUs and stock options.

Deferred share units

Under the terms of the Omnibus Plan, DSUs may be issued to members of the Board of Directors as may be designated by the Board of Directors from time-to-time in satisfaction of all or a portion of Director fees. The number of DSUs to be issued in satisfaction of a payment of Director fees shall be equal to the amount of the Director fees divided by the given day volume weighted average price of the Company’s common shares preceding the grant date. DSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed immediately as the underlying services have been rendered. The grant date fair value is approximated by the price of the Company’s common shares on the date of grant. DSUs do not have an exercise price and become exercisable for one common share of the Company upon the retirement of the Director, or in the event of incapacity.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

31.	SHARE-BASED COMPENSATION (continued)

For the three and six month periods ended June 30, 2026, the Company recorded a share-based payment compensation expense of $0.7 million and $1.4 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position. During the six month period ended June 30, 2026, 100,835 DSUs were settled for common shares. For the three and six month periods ended June 30, 2025, the Company recorded a share-based payment compensation expense of $0.4 million and $0.7 million, respectively, in administrative and selling expense on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

Continuity of deferred share units are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	705,674	480,481
Granted	140,851	218,069
Dividend equivalents and other adjustments	6,376	7,124
Vested and settled	(100,835)	-
Ending balance	752,066	705,674

RSUs and PSUs

Under the terms of the Omnibus Plan, RSUs and PSUs may be issued to employees of the Company as may be designed by the Board of Directors in order to retain and motivate employees. RSUs and PSUs are equity-settled share-based payments measured at fair value at the date of grant and expensed over the vesting period. The grant date fair value takes into account any non-vesting conditions. The subsequent recognition of the grant date fair value over the vesting period involves the Company’s estimation of the RSUs and PSUs that will eventually vest and adjusts for the likelihood of achieving service conditions and performance conditions. RSUs and PSUs do not have an exercise price and become exercisable for one common share of the Company on the vesting date. Holders of RSUs and PSUs are also entitled to dividend equivalents when dividends are declared to common shareholders. The price of the Company’s common shares on the grant date is used to approximate the grant date fair value of each unit of RSUs and PSUs.

FY2024 Plan

On March 31, 2023 the Board of Directors approved a grant of 457,935 and 404,211 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended March 31, 2024, with a grant date fair value of US $7.62 per award based on the market price of the Company’s common shares. The RSUs and PSUs vested on March 31, 2026, and as a result, 390,175 units were settled in common shares of which 203,163 shares were sold for $1.2 million to settle withholding taxes and the remaining 187,012 shares issued to plan participants.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

31.	SHARE-BASED COMPENSATION (continued)

FY2025 Plan

On June 18, 2024, the Board of Directors approved a grant of 569,536 and 953,783 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the twelve month period ended March 31, 2025. The RSUs and PSUs will vest on March 31, 2027 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at March 31, 2027, less (b) 20-day volume weighted average price of the common shares as at April 1, 2024, plus (c) cumulative reinvested dividends from April 1, 2024 to March 31, 2027, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at April 1, 2024.

The grant date fair value of RSUs of US $10.21 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $18.47 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, September 4, 2024, and used the following to estimate the fair value of the PSUs:

Common share price	$13.81
20-day VWAP as at April 1, 2024	$10.72
Term (in years)	3.0
Common share expected volatility	41.03%
Expected risk-free interest rate	3.09%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

CY2025 Plan

On March 11, 2025, the Board of Directors approved a grant of 565,016 and 1,042,775 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended December 31, 2025. The RSUs and PSUs will vest on March 10, 2028 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at December 31, 2027, less (b) 20-day volume weighted average price of the common shares as at January 1, 2025, plus (c) cumulative reinvested dividends from January 1, 2025 to December 31, 2027, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at January 1, 2025.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

31.	SHARE-BASED COMPENSATION (continued)

The grant date fair value of RSUs of US $4.58 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of US $2.00 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, August 21, 2025, and used the following to estimate the fair value of the PSUs:

Common share price	$6.36
20-day VWAP as at January 1, 2025	$14.04
Term (in years)	3.0
Common share expected volatility	43.94%
Expected risk-free interest rate	2.62%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

CY2026 Plan

On March 10, 2026, the Board of Directors approved a grant of 821,483 and 521,225 units of RSUs and PSUs, respectively, to various employees of the Company under the Omnibus Plan for the fiscal year ended December 31, 2026. The RSUs and PSUs will vest on March 15, 2029 (the “Vesting Date”) upon the achievement of specific service conditions. Vesting of PSUs is further subject to satisfaction of a performance condition related to Total Shareholder Return (“TSR”). Under terms of the plan, upon the TSR reaching specified target thresholds of 25%, 50%, 75% as compared its peer group, eligible employees will receive PSUs in accordance with the Omnibus Plan. TSR is calculated as the sum of (a) 20-day volume weighted average price of the common shares as at December 31, 2028, less (b) 20-day volume weighted average price of the common shares as at January 1, 2026, plus (c) cumulative reinvested dividends from January 1, 2026 to December 31, 2028, divided by the 20-day volume weighted average price of the common shares converted to Canadian dollars as at January 1, 2026.

The grant date fair value of RSUs of $6.86 per award is based on the market price of the Company’s common shares. The grant date fair value of PSUs of $9.17 per award is estimated using a Monte-Carlo simulation which takes into account the market value of the shares of the Company and its peer group along with a wide range of possible share price outcomes. The Monte-Carlo simulation was performed on the grant date, May 26, 2026, and used the following to estimate the fair value of the PSUs:

Common share price	$6.88
20-day VWAP as at January 1, 2026	$5.86
Term (in years)	3.0
Common share expected volatility	54.05%
Expected risk-free interest rate	2.73%

The total grant date fair value determined for the RSUs and PSUs are recognized on a straight-line basis over the vesting period.

ALGOMA STEEL GROUP INC.

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

Tabular amounts expressed in millions of Canadian dollars except for share and per share information

31.	SHARE-BASED COMPENSATION (continued)

Continuity of RSUs are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,195,401	1,037,229
Granted	821,483	565,016
Dividend equivalents and other adjustments, net of cancellations	(33,788)	(406,844)
Vested and settled	(349,076)	-
Ending balance	1,634,020	1,195,401

Continuity of PSUs are as follows:

	Six months ended June 30, 2026	Year ended December 31, 2025
(in units)
Opening balance	1,170,381	1,049,039
Granted	521,225	1,042,775
Dividend equivalents and other adjustments, net of cancellations	-	(921,434)
Vested and settled	(41,099)	-
Ending balance	1,650,507	1,170,381

For the three and six month periods ended June 30, 2026, the Company recorded share-based payment compensation expense of $3.6 million and $5.6 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position. For the three and six month periods ended June 30, 2025, the Company recorded share-based payment compensation expense of $3.1 million and $6.4 million, respectively, in administrative and selling expenses on the condensed interim consolidated statements of net loss and contributed surplus (deficit) on the condensed interim consolidated statements of financial position.

32.	DIVIDENDS

During the three and six month periods ended June 30, 2026, the Company did not pay ordinary dividends to shareholders. During the three and six month period ended June 30, 2025, the Company paid ordinary dividends to common shareholders at US $0.05 per common share in the aggregate amount of $14.8 million (US $10.5 million), recorded as a distribution through deficit.